Fiduciary/Claymore MLP Opportunity Fund
2455 Corporate West Drive
Lisle, Illinois 60532

June 19, 2013

Kimberly A. Browning
Securities and Exchange Commission
Office of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Fiduciary/Claymore MLP Opportunity Fund – Request for Withdrawal of Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-172885 and 811-21652)

Dear Ms. Browning:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) hereby requests the withdrawal of post-Effective Amendment No. 3 (Accession No. 0000891804-13-000345) to its registration statement on Form N-2 (File Nos. 333-172885 and 811-21652), together with all exhibits filed therewith, filed on March 6, 2013 (the “Amendment”).

The Amendment was filed for the purpose of updating certain information in the registration statement, which related to the issuance and sale by the Fund of common shares of beneficial interest from time to time pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act of 1933.  However, subsequent to the filing of the Amendment, the Fund filed a new registration statement on Form N-2 (File Nos. 333-188687 and 811-21652) which supersedes the prior registration statement.  The Amendment was not declared effective and no securities have been issued or sold in connection with the Amendment.

Sincerely,

FIDUCIARY/CLAYMORE MLP OPPORTUNITY FUND

By:         /s/ Mark E. Mathiasen
   Mark E. Mathiasen
               Secretary